March 21, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     On behalf of FGX International Holdings Limited (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and amended on February 7, 2007 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 2 responds to comments received from the Commission’s staff (the “Staff”) by letter dated March 1, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which such revised text now appears in Amendment No. 2. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2.
*******

Jay Mumford
Securities and Exchange Commission
March 21, 2007

Market Ranking and Other Data, page i
1.	We note your response to our prior comment 4. Please provide us independent, objective support for your statement that your data source “is regarded as the primary source of market data in the optical industry.”

Attached as Exhibit A hereto is a letter to the Registrant from the Sunglass Association of America (“SAA”), one of the two leading industry trade associations. In the letter, the SAA confirms that (i) the Jobson Optical Group (“Jobson”), in partnership with the Vision Council of America (“VCA”), is the only organization that regularly publishes U.S. market data on the optical industry; (ii) the SAA and VCA partner with Jobson (“Jobson/VCA”) for all of their market research (collectively, the “Jobson/VCA Data”) and such research is shared with all of the members of the SAA and the VCA; and (iii) the SAA regards the Jobson/VCA Data as the primary source of market data in the optical industry.
Prospectus Summary, page 1
2.	We note your response to our prior comment 7 and your revisions to the summary. However, the disclosure of your company’s strengths and strategies still appears extensive. We reissue the comment in part. If you want to highlight key aspects of your competitive strengths and strategies, consider listing these in a bullet-point format, with one sentence per bullet point, otherwise please move such details to the body of the prospectus.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to further reduce and/or combine its competitive strengths and strategies disclosure, listing these in a bullet-point format, generally with one or two sentences per bullet point. The Registrant respectfully believes that any further revisions to such strengths and strategies disclosure would not provide investors with a sufficient overview of the key aspects of such strengths and strategies as required by Item 503(a) of Regulation S-K. Please refer to pages 3-4 of Amendment No. 2, which reflect the revisions.

3.	We note your response to our prior comment 9. Please provide us with copies of the materials you cite and mark them to show the data presented. Also, it does not appear that the limited information you have provided supports the statements you make. We reissue the comment. Please provide independent, objective support for the statements regarding your leadership as well as your statements about your market share and market standing.

The Registrant has supplementally provided the Staff with copies of the Jobson/VCA Data (published under the name Vision WatchTM ) for Readers (the “Readers Report”) and Sunglasses (the “Sunglasses Report”), each as collected and calculated by Jobson/VCA for the twelve months ended December

Jay Mumford
Securities and Exchange Commission
March 21, 2007

31, 2006. The Registrant has marked the Readers Report and the Sunglasses Report to show the data presented.
As set forth below, the Registrant has also provided the Staff support for its statements regarding its position as a “domestic market leader in the popular priced sunglasses market,” and a “leader in the domestic non-prescription reading glasses market,” which combine to support its statement that it is a “leading designer and marketer of non-prescription reading glasses and sunglasses. . . .”
“Domestic market leader in the popular priced sunglasses market”
The following information (appearing on pages 3 and 5 and in Tables 1A and 2J of the Sunglasses Report) and calculations support the Registrant’s statement that it has approximately a 20% share of the popular priced sunglasses market. (Since the Jobson/VCA Data presented in the Sunglasses Report are presented in units, for comparison purposes, the Registrant has converted its actual retail sales for the same period into unit sales.)

2006 Under $50 Jobson/VCA Unit Retail Sales	99,049,000 Units (1)
2006 Retail Sales of the Registrant’s Sunglasses	$176,418,000 (2)
2006 Unit Retail Sales of the Registrant’s Sunglasses	19,280,655 Units (3)
The Registrant’s Market Share of Total Unit Retail Sales	19.5% (4)

(1)	Represents actual unit retail sales of sunglasses under $50 for the twelve months ended December 31, 2006. The calculation is as follows: 89.8% (the percentage by units of the less than $50 retail sunglasses market (page 5 of the Sunglasses Report)) x $110,300,000 (the total market by units of the retail sunglasses market (page 3 of the Sunglasses Report)).

(2)	Represents actual retail sales of the Registrant’s sunglasses for the twelve months ended December 31, 2006.

(3)	Represents actual retail sales of the Registrant’s sunglasses divided by weighted average retail price of $9.15 per unit ($176,418,000/$9.15).

(4)	The calculation is as follows: 19,280,655/99,049,000 = 19.5%.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

“Leader in the domestic non-prescription reading glasses market”
The following information (appearing on page 13 and in Table 4B of the Readers Report) supports the Registrant’s statements that for the year ended December 31, 2006, FosterGrant (17.3%) and Magnivision (21.7%) had a combined share of 39% of the non-prescription reading glasses market. The Registrant has been advised by Jobson/VCA that none of the individual brands that constitute “other” brands in the table account for more than 9% of the total non-prescription reading glasses sales by brand.
Sales Trends up to December 2006
Total readers sales by brand — Units

	6ME	6ME	6ME	6ME	6ME	6ME	6ME	6ME	Y/E	Y/E
	MAR	JUN	SEP	DEC	MAR	JUN	SEP	DEC	DEC	DEC
	2005	2005	2005	2005	2006	2006	2006	2006	2005	2006

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

FosterGrant	17.7%	16.5%	17.0%	17.0%	17.0%	16.8%	16.8%	17.8%	16.8%	17.3%
Magnivision	24.3%	28.5%	25.7%	23.1%	22.3%	23.4%	24.7%	20.0%	25.7%	21.7%
Personal Optics	12.5%	12.4%	11.7%	11.5%	11.5%	11.8%	10.3%	10.5%	11.9%	11.2%
Other	45.5%	42.6%	45.6%	48.4%	49.2%	48.0%	48.2%	51.7%	45.6%	49.8%
Risk Factors, page 12
4.	We note your response to our prior comment 16. We reissue the comment. Your risk factors must immediately follow the prospectus summary or one-page prospectus cover. Please relocate the information currently on page i to an appropriate section of your document.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to relocate the information formerly on page i to page 1 of Amendment No. 2.
Risks Related to this Offering and Our Ordinary Shares, page 25
5. Please refer to prior comment 23. Please address the following:
•	Your materiality assessment relating to 2004 and 2003 misstatement should include an analysis of qualitative factors since SAB 99 requires quantitative and qualitative considerations in materiality judgments. Please provide.
The Registrant has advised us as follows:

Prior comment 23 requested that the Registrant provide the dollar and percentage impact on individual financial statement line items impacted by the United Kingdom (“U.K.”) errors. The Registrant, together with its auditors, also considered in its SAB 99 materiality assessment of the U.K. errors the impact of other waived audit adjustments relating to fiscal 2003 and fiscal 2004, the years in which the errors occurred. Exhibit B to this Comment Letter presents the quantitative impact of

Jay Mumford
Securities and Exchange Commission
March 21, 2007

all known errors, comprised of the U.K. errors and other waived audit adjustments, to the Registrant’s financial statements.
From a qualitative perspective, the Registrant has considered all relevant factors, including the following factors outlined in SAB 99:
•	Whether the misstatement arose from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
•	The misstatement was a result of an error related to the amount of product that was shipped in the fourth quarter of each fiscal year and an incorrect estimate of the associated returns reserved.
•	Whether the misstatement masks a change in earnings or other trends;
•	The misstatement did not mask a change in earnings nor did it impact the financial trends the Registrant used or uses to manage its business.
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;
•	Since the Registrant is not a publicly traded company, this misstatement did not impact any analysts’ expectations.
•	Whether the misstatement changes a loss into income or vice versa;
•	In both fiscal periods, the effect of the misstatement did not change a loss into income or vice versa.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;
•	The misstatement impacted the Registrant’s international segment, and this segment does not play a significant role in the Registrant’s operations or profitability.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements;
•	The misstatement did not affect the Registrant’s compliance with regulatory requirements.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;
•	All of the Registrant’s covenants use EBITDA as a base. The U.K. and waived adjustments are not material and had no impact on our compliance with these covenants. Please refer to “Description of Credit Facility” on page 115 of Amendment No. 2.
•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;
•	The misstatement did not have an effect of increasing management’s compensation during fiscal 2003 or fiscal 2004.
•	Whether the misstatement involves concealment of an unlawful transaction.
•	The misstatement did not involve the concealment of an unlawful transaction.
The Registrant manages its segments and overall business based on key metrics or trends which include (1) net sales; (2) gross profit; (3) operating income; and (4) EBITDA.
•	As a percentage of net sales, gross profit, operating income, income before tax, net income (loss) and EBITDA are exactly the same before and after consideration of the impact of all known errors, both individually and in the aggregate. Therefore, as set forth in Exhibit B, the known errors had no impact on the Registrant’s key metrics or trends.

•	From both quantitative and qualitative perspectives, the Registrant has analyzed the impact of the U.K. errors as well as waived audit adjustments (Exhibit B) and has determined that they would not be meaningful to an investor’s understanding of the key metrics or trends of the Registrant’s business and are immaterial to the consolidated financial statements and segment data included in the Registration Statement. The table below presents the immaterial impact of the known errors on consolidated and international segment net sales and gross profit.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

						% Impact
			U.K.	Other		over
($ amounts in	Fiscal	As	Error	Waived		(under)
millions)	Year	Reported	Impact	Adjustments	Total	stated
Consolidated net sales	2003	$120.0	$0.105	—	$0.105	0.09%
Segment net sales	2003	$27.7	$0.105	—	$0.105	0.38%

Consolidated gross profit	2003	$50.8	$0.071	$0.059	$0.130	0.26%
Segment gross profit	2003	$16.5	$0.071	—	$0.071	0.43%

Consolidated net sales	2004	$136.7	$0.225	($0.152)	$0.073	0.05%
Segment net sales	2004	$30.3	$0.225	—	$0.225	0.74%

Consolidated gross profit	2004	$61.9	$0.164	($0.111)	$0.053	0.09%
Segment gross profit	2004	$18.9	$0.164	—	$0.164	0.87%
The Registrant has advised us that it believes, based on its quantitative and qualitative analysis under SAB 99, that the impact of the U.K. adjustments and the waived audit adjustments, individually or in the aggregate, is not of a magnitude such that it is probable that the judgment of a reasonable person relying upon the financial statements would be changed or influenced by the inclusion or correction of the item. Therefore, the Registrant does not believe that a restatement of the financial statements is required.
•	Include a schedule showing the impact of the errors on EPS by fiscal year and on a quarterly basis.
The table below presents the impact of the known errors on basic and diluted earnings (loss) per share for fiscal 2003 and fiscal 2004, respectively, based on the Registrant’s current capital structure:

	Fiscal 2003		Fiscal 2004
Amounts in (000’s), except share and per share data	As Reported	If Adjusted	As Reported	If Adjusted
Net Income (loss)	$2,330	$2,245	$(6,711)	$(6,737)
Basic earnings (loss) per share	$93,536.73	$90,124.45	$(112,355.60)	$(112,790.89)
Basic weighted average shares outstanding	24.91	24.91	59.73	59.73
Diluted earnings (loss) per share	$89,788.05	$86,512.52	$(112,355.60)	$(112,790.89)
Diluted weighted average shares outstanding	25.95	25.95	59.73	59.73
Under its current private company equity structure, the Registrant maintains a minimal number of shares outstanding. The Registrant is planning to effect a share split prior to the consummation of the offering. In order to evaluate the impact on earnings (loss) per share (EPS), the Registrant believes it is more appropriate to consider the percentage change between as reported and if adjusted EPS after taking into account the U.K. and waived adjustments.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

The percentage change of basic EPS between as reported and if adjusted was (3.7)% and (0.39)% for fiscal 2003 and fiscal 2004, respectively. The percentage change of diluted EPS between as reported and if adjusted was (3.6)% and (0.39)% for fiscal 2003 and fiscal 2004, respectively. The Registrant does not include quarterly financial information for fiscal 2003 and fiscal 2004 in Amendment No. 2.
•	Explain in greater detail why operating income misstated by $167,000 or 90.8% is not material for restatement.
As noted above, as part of the Registrant’s quantitative and qualitative analysis pursuant to SAB 99, it included waived audit adjustments in its overall materiality assessment. As set forth in Exhibit B, the impact of all known errors, including the U.K. error and other waived audit adjustments, would have reduced operating income in 2004 by $16,000 which the Registrant believes is immaterial.
•	Discuss whether you or your auditors are aware of any waived adjustments for any of the years in which the errors occurred and explain how they impacted your materiality assessment.
As discussed in the preceding response and as outlined in the table above and Exhibit B, the Registrant did incorporate waived audit adjustments for fiscal 2003 and 2004, respectively.
•	Address whether the errors have a material effect on any of the segment data included in your filings.
As presented in the table above, the errors did not have a material effect on any of the segment data.
Capitalization Table, page 33
6.	Please refer to prior comment 27. Cash and cash equivalents are not capital and therefore should be excluded from the capitalization table. Please revise.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to exclude cash and cash equivalents from the capitalization table. Please refer to page 32 of Amendment No. 2, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Nine Months Ended September 30, 2006 Compared to Nine Months Ended October 1, 2005, page 45
7.	Please refer to prior comment 28. We note that you classify buybacks as current and long-term assets on your balance sheet and amortize the amounts over the term of the contract as a reduction of net sales. Please address the following:
•	Quantify the amount of buybacks recorded in the balance sheets and as a reduction of net sales in all periods presented.
The Registrant has advised us as follows:

Since Amendment No. 2 contains fiscal 2006 financial information, the table below represents the amount of buybacks recorded on the balance sheet and the amount that has reduced net sales for all fiscal periods for which audited financial statements are included in the Registration Statement:

Amounts in (000’s)	Fiscal 2004	Fiscal 2005	Fiscal 2006
Write-offs	—	—	$1,370.4	(1)

Annual amortization expense	$27.1	$87.9	$1,048.4	(2)

Other Assets	—	$296.8	$2,148

(1)	Amount represents the unamortized value of buybacks directly related to the sunglasses program at Albertsons. After the initial rollout of the program, Albertsons was acquired by three different parties, CVS, Cerebrus and Supervalu, Inc. CVS acquired a significant number of stores and the Registrant’s sunglasses program was discontinued in these stores. As a result, the portion of the buyback applicable to these specific stores was written off. This write-off was recorded as a reduction of net sales in the second quarter of fiscal 2006 when the CVS/Albertsons transaction closed.

(2)	These amounts were recorded as a reduction of net sales for the fiscal periods presented.
•	Tell us how classification of the buyback as an asset meets the criteria in CON 6, paragraphs 25-31.
The Registrant consistently applies the guidance set forth in Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products when accounting for buybacks as well as slotting allowances and/or placement fees. The Registrant treats buybacks in the same manner as slotting allowances as the buyback allowances are also upfront costs in the execution of a customer contract.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

The Registrant believes that:
•	the classification of buybacks as an asset meet the criteria of CON 6, paragraphs 25-31, as discussed below;

•	the buybacks recorded on its consolidated balance sheets represent future economic benefits as they are considered standard industry practice when entering into a new contract with a respective customer; and

•	the buybacks meet the three essential characteristics of an asset because:
•	the buybacks embody a probable future benefit as they indirectly contribute to future net cash inflows to the Registrant due to the continuous revenue stream over the life of the contract that was consummated;

•	the Registrant has the right to benefit from the buyback asset as it enables the Registrant to recognize a continuous revenue stream that will benefit operations over the life of the contract; and

•	since the buybacks are a specific element of a contract between the Registrant and a customer, this element provides the legal right for the Registrant to receive the appropriate benefit related to these buyback assets when a sale is made.
The Registrant believes that the characteristics of the buybacks noted above are economic resources that allow the Registrant to carry out certain economic activities.

As a business enterprise, the future economic benefit of these buyback assets results in net cash inflows to the Registrant due to the continuous revenue stream that is generated over the life of a contract.

A credit is issued to a customer as the means of exchange as a result of a contract consummated with a buyback provision.

The buyback assets that are recorded on the Registrant’s consolidated balance sheets benefit the Registrant as they are used as a means to generate cash inflow (revenue) over the life of the customer contract.
•	Explain if you take possession of the products of the previous supplier. If so, explain if these products are recorded in your inventory.
Typically, the Registrant does not take possession of a competitor’s product. The customer disposes of the competitor’s product at its discretion. If the Registrant receives a

Jay Mumford
Securities and Exchange Commission
March 21, 2007

competitor’s product, which is infrequent, the Registrant immediately disposes of such product and does not maintain it in its inventory.
•	Tell us how you determine the write-offs related to the buybacks and the accounting policy with regards to these write-offs.
The Registrant’s accounting policy regarding buyback write-offs is customer-specific, as follows:
•	The customer is acquired by another company (as was the case with Albertsons as noted in footnote 1 to the table above).

•	If the customer closes a significant number of store locations that are under contract with the Registrant, the prorated unamortized portion of the buyback associated with these stores is written off.

•	If the Registrant’s contract with the customer is terminated for any reason, the unamortized portion of the buyback is written off.

•	When a buyback is written off, it is recorded directly to the income statement as a reduction to sales.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

Non-GAAP discussion. page 52
8.	Please refer to prior comment 15. We note that EBITDA, as defined under your credit facility, is not calculated in the same manner as the EBITDA and adjusted EBITDA figures presented in your non-GAAP discussion. Therefore, adjusted EBITDA as presented in your filings does not appear to comply with Item 10(e) of Regulation S-K, which is further clarified in Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Given that you indicate the non-GAAP measure labeled “adjusted EBITDA” is intended to be used as a performance measure, we would expect the measure to not exclude charges or liabilities that require or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner and we would expect the measure not to eliminate or smooth items identified (implicitly or explicitly) as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. The non-GAAP financial measure “adjusted EBITDA” appears to violate the prohibition in Item 10(e) of Regulation S-K as it excludes charges that are required to be cash settled and likely to recur within two years.

Please revise to remove the “adjusted EBITDA” disclosure or tell us why each adjustment labeled (b) through (h) would not be prohibited under Item l0(e) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to remove the “adjusted EBITDA” disclosure. Please refer to pages 8-10 and 48-9 of Amendment No. 2, which reflect the revisions.

9.	In this regard, we note that you present adjusted EBITDA because you believe it is useful for investors to analyze disclosures of your operating results on the same basis as that used by your management. We also note that adjusted EBITDA is used to “facilitate operating performance comparisons from period to period.” Please address the following:
•	Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.

•	Otherwise, discuss the reasons for any differences in the two approaches. We may have further comment.
In response to the Staff’s comment, the Registrant has revised the Registration Statement to remove the “adjusted EBITDA” disclosure. With respect to EBITDA, the Registrant

Jay Mumford
Securities and Exchange Commission
March 21, 2007

has advised us that the adjustments reflected in EBITDA are only analyzed on a consolidated basis. Therefore, not all of the adjustments reflected in EBITDA are identifiable on a segment by segment basis. Please refer to pages 8-10 and 48-9 of Amendment No. 2, which reflect the revisions.
Grants of Plan-Based Awards in Fiscal 2005, page 88
10.	Per Instruction 2 of the Instructions to Item 402(d) of Regulation S-K, if Mr. Taylor’s award provides for only a single estimated payout, such amount should be reported under the column entitled target as opposed to maximum. Please revise.

The Registrant has revised the “Grants of Plan-Based Awards in Fiscal 2006” table to provide that single estimated payouts are reported under the column entitled target as opposed to maximum. Please refer to pages 83-4 of Amendment No. 2, which reflect the revisions.
11.	Please revise your table to provide the information required by Item 402(d)(2)(viii).

The Registrant did not grant, re-price or materially modify any equity incentive plan-based awards during fiscal 2006 and has revised the Registration Statement to state this fact. Please refer to pages 83-4 of Amendment No. 2, which reflect the revisions.
Certain Relationships and Related Transactions, page 115
12.	We note your response to our comments 47 and 48. Please update this section to provide information as of a date more recent than December 31, 2006.

In response to the Staff’s comment, the Registrant has revised the Registration Statement as requested to update this section to provide information as of the date of Amendment No. 2. Please refer to page 109 of Amendment No. 2, which reflects the revisions.

Securities Ownership of Certain Beneficial Owners and Management, page 117

13.	We note your response to our prior comment 50. Please explain why you cannot say with certainty that Mr. Berggruen has beneficial ownership of the shares.

The Registrant has revised the Registration Statement to state that Mr. Berggruen makes investment and voting decisions with respect to the holdings of Berggruen Holdings North America Ltd. (“BHNA”), and therefore is considered to have beneficial ownership of BHNA’s interests in the Registrant. Please refer to page 111 of Amendment No. 2, which reflects the revisions.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

14.	We note your response to our prior comment 52. We reissue the comment. Please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

BHNA and one of its affiliates, FG Holdings, LLC (“FGH”), acquired all of the outstanding shares of AAi.FosterGrant in a series of transactions during the period from September 22, 2000 through September 8, 2003 (more than three years prior to December 20, 2006, the date the Registration Statement was initially filed with the Commission). As disclosed in Item 15 of Amendment No. 2, on September 29, 2004, the Registrant issued 53.82624 ordinary shares to FGH and 5.23 ordinary shares to BHNA in exchange for the same number of shares of common stock in AAi.FosterGrant. The Registrant did not receive any cash consideration in that transaction. In May 2006, the common parent of FGH and BHNA contributed FGH to BHNA and FGH merged into BHNA. Page 111 of Amendment No. 2 has been revised to disclose the details of the September 2004 acquisition of the Registrant’s shares by BHNA.

With respect to the shares offered by each of the other selling shareholders, the Registrant has revised the Registration Statement to describe the transactions in which such selling shareholder acquired the offered shares, including the date of the transaction and the consideration paid, if any. Please refer to page 111 of Amendment No. 2, which reflects the revisions.
Financial Statements, page F-1
15.	Please refer to prior Comment 60. The financial statements should be updated, as necessary, to comply with Item 3-12 of Regulation S-X at the effective date. In this regard, you must update to include audited financial statements for your fiscal 2006 in your next amendment.

The consolidated financial statements contained in Amendment No. 2 include the Registrant’s audited financial statements for the twelve months ended December 30, 2006 and will comply with Item 3-12 of Regulation S-X at the effective date.

16.	Please refer to prior comment 61. We still note that on pages 11, 43, 55, F-13, F-17, F-20, F-23, F-25, you refer to using a valuation of an independent third party when determining fair value of your stock options, derivative instruments and purchase price of Magnivision. Please revise the filing to name the independent valuation expert here and in the Experts section and include their consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

The Registrant has revised the Registration Statement to delete references to the valuation of an independent third party when determining fair value of its stock options, derivative instruments and purchase price of Magnivision. Please refer to pages 9, 10, 42, 49, F-13, F-15,
F-19, F-20 and F-21 of Amendment No. 2, which reflect the revisions.

Jay Mumford
Securities and Exchange Commission
March 21, 2007

Undertakings
17.	We note your response to our prior comment 71. We reissue the comment. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

In response to the Staff’s comment, the Registrant has revised the Registration Statement to include the requested undertakings. Please refer to page II-5 of Amendment No. 2, which reflects the revisions.
*******
     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 2, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.

Sincerely,
/s/ Brian J. Gavsie
Brian J. Gavsie

CC: Alec Taylor, CEO of the Registrant

Exhibit A
[SAA Logo]
March 14, 2007
FGX International Holdings Limited
500 George Washington Highway
Smithfield, Rhode Island 02917
Ladies and Gentlemen:
     I am the President of the Sunglass Association of America (SAA), a nonprofit organization representing all facets of the sunglass/reader industry. The SAA’s mission is to lead, represent, and promote the sunglass/reader industry by:
•	Promoting both function and fashion benefits of sunwear and readers to media, trade, and consumers;

•	Being the leading source of market information, statistics, training, and industry trends;

•	Providing member guidance regarding regulatory and standards compliance; and

•	Advocating responsible regulations and industry standards.

The SAA hereby confirms that:
(i)	To the best of my knowledge, the Jobson Optical Group (“Jobson”), in partnership with the Vision Council of America (“VCA”), is the only organization that regularly publishes U.S. market data on the optical industry;

(ii)	the SAA and VCA partner with Jobson (“Jobson/VCA”) for all of their market research (collectively, the “Jobson/VCA Data”) and such research is shared with all of the members of the SAA and the VCA; and

(iii)	the SAA regards the Jobson/VCA Data as the primary source of market data in the optical industry.

Sincerely,

SUNGLASS ASSOCIATION OF AMERICA

By:	/S/ TIBOR GROSS

Name:	Tibor Gross
Title:	President, Sunglass Association of America

390 North Bridge Street	• LaBelle, FL 33935	• 863/612-0085	• 863/612-0250	• info@sunglassassociation.com
www.sunglassassociation.com

EXHIBIT B
FGX International
SAB 99 Quantitative Analysis
(Dollars in thousands)

	Fiscal 2003				Fiscal 2004
	December 27,	UK	Other	December 27,	January 1,	UK	Reversal of	Reversal	Other	January 1,
	2003	Adjustment	Waived	2003	2005	Adjustment	2003 UK	2003	Waived	2005
	As reported	to 2003	Adjustments	If Adjusted	As reported	to 2004	Adjustment	Waived	Adjustments	If Adjusted
Net sales	$120,042	$(105)	—	$119,937	$136,691	$(330)	$105	—	$152	$136,618
Cost of goods sold	69,254	(34)	59	69,279	74,800	(95)	34	(59)	100	74,780

Gross profit	50,788	(71)	(59)	50,658	61,891	(235)	71	59	52	61,838
Operating expenses:
Selling expenses	30,964	—	—	30,964	36,384	—	—	—	—	36,384
General and administrative expenses	16,909	—	—	16,909	21,038	—	—	—	(37)	21,001
Amortization of acquired intangibles	—	—	—	—	1,285	—	—	—	—	1,285
Legal settlement	—	—	—	—	3,000	—	—	—	—	3,000

Operating income	2,915	(71)	(59)	2,785	184	(235)	71	59	89	168

Other income (expense):
Interest expense	(1,554)	—	—	(1,554)	(3,784)	—	—	—	—	(3,784)
Other income (expense), net	(147)	—	—	(147)	28	—	—	—	—	28
Gain on sale of equity investment in joint venture	2,166	—	—	2,166	—	—	—	—	—	—

Income (loss) before income taxes	3,380	(71)	(59)	3,250	(3,572)	(235)	71	59	89	(3,588)

Income taxes	997	(21)	(24)	952	2,960	(71)	21	24	36	2,970

Income (loss) before minority interest	2,383	(50)	(35)	2,298	(6,532)	(164)	50	35	53	(6,558)
Minority interest	53			53	179					179

Net income (loss)	$2,330	$(50)	$(35)	$2,245	$(6,711)	$(164)	$50	$35	$53	$(6,737)

EBITDA	$14,522	—	—	$14,392	$9,961	—	—	—	—	$9,945

Trends as a % of Sales:
GM%	42%			42%	45%					45%
Operating Income	2%			2%	0%					0%
Income before tax	3%			3%	-3%					-3%
Net income (loss)	2%			2%	-5%					-5%
EBITDA	12%			12%	7%					7%

Key Metrics to Business
Adjustment as a percent of line item:
Sales				-0.09%						-0.05%
COGS				0.04%						-0.03%
GM				-0.26%						-0.09%
EBITDA				-0.59%						-0.26%

Other Metrics Adjustment as a percent of:
Operating Income				-4.46%						-8.70%
Pre-tax income				-3.85%						0.45%
Net Income				-3.65%						0.39%